Exhibit 3c


                CONSENT AND OPERATING AGREEMENT FOR
                250 WEST 57TH ST. ASSOCIATES L.L.C.



        Reference is made to 250 West 57th St. Associates ("Associates"), a joint venture existing under a May 25, 1953 Agreement among Lawrence A. Wien and others (the "Agreement").

	It is the intent of the undersigned joint venturers in Associates to convert Associates to a limited liability company on the basis that, after such conversion, Associates will as specified in the applicable New York statute be the same entity with the same assets and that Associates'joint venturers and participants will have the same rights and duties, except that such joint venturers and participants will hereafter receive the benefit of the resulting insulation from liability to third parties.

	To effect the matters herein, the undersigned joint venturers in Associates hereby irrevocably consent and agree (i) to convert Associates to a New York limited liability company with the name "250 West 57th St. Associates L.L.C.", (ii) to continue at all times to have the same rights and obligations in relation to the other members of such company as the undersigned would have under applicable law as if such company were a joint venture, (iii) to cause Associates to continue to be treated as a partnership for income tax purposes, (iv) to instruct and authorize Wien & Malkin LLP, as Associates' Supervisor, to effect the conversion (including, without limitation, acting as agent for Associates and its members in executing and filing any necessary certificate) with such changes in the Agreement as may be deemed necessary by Wien & Malkin LLP under New York law, so long as such changes do not substantively change the rights and responsibilities among the parties to the Agreement or the effect of such conversion as described herein, and (v) to adopt all terms of the Agreement as Associates' limited liability company operating agreement with only the following modifications:

1. Throughout the Agreement, "joint venture" shall be amended to read "limited liability company"; and "250 West 57th St. Associates" shall be amended to read "250 West 57th St. Associates L.L.C."

2. Paragraph 2 of the Agreement is hereby deleted.

3. The following shall be substituted for Paragraph 4 of the Agreement:
   "The parties acknowledge that Peter L. Malkin currently holds a three-fifths (3/5) interest and Anthony E. Malkin currently holds a two-fifths (2/5) interest in the limited liability company, in each case subject to succession hereunder and to any participation in such interest held by third parties. All profits and losses of the limited liability company shall be shared proportionately."

4. The last line of Paragraph 6 of the Agreement shall be amended by inserting "limited liability company" in place of "property".

5. The following shall be added as a new last sentence of Paragraph 7 of the
   Agreement: "No member shall have the right to withdraw and receive cash for his or her interest from the limited liability company prior to dissolution and liquidation of the company, but this provision shall not affect a member's right to sell, assign, pledge, or otherwise dispose of such interest hereunder."

As amended hereunder, all terms of the Agreement are hereby confirmed and remain fully in effect as Associate's limited liability company operating agreement.
By signing below, the undersigned irrevocably consent and become a party to the Agreement as amended hereunder, which shall be binding on the undersigned and their respective heirs, representatives, successors and assigns.
The terms of Associates' participating agreements under which the undersigned serve as agents for participants are hereby confirmed and remain fully in effect without change. To confirm the foregoing, the undersigned have signed below as of the date indicated.

Date:   As of November 30, 2001




        Peter L. Malkin                 Anthony E. Malkin





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